Exhibit (a)(7)

SUMMARY ADVERTISEMENT

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 4, 2007 (the ‘‘Offer to Purchase’’), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
Any and All Outstanding Shares of Class A Common Stock
of

ION Media Networks, Inc.

at
$1.46 Net Per Share
by

CIG Media LLC

an affiliate of

Citadel Wellington LLC
Citadel Kensington Global Strategies Fund Ltd.
Citadel Limited Partnership
Citadel Investment Group, L.L.C.
Kenneth Griffin

CIG Media LLC (including any successor, ‘‘Purchaser’’), a Delaware limited liability company, is offering to purchase any and all outstanding shares of Class A Common Stock, par value $0.001 per share (the ‘‘Shares’’), of ION Media Networks, Inc., a Delaware corporation (the ‘‘Company’’ or ‘‘ION’’), at a price per share of $1.46 (the ‘‘Offer Price’’), net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the ‘‘Offer’’). Purchaser is owned by Citadel Wellington LLC and Citadel Kensington Global Strategies Fund, Ltd. Citadel Limited Partnership (‘‘CLP’’) is the non-member manager of Purchaser, and, in such capacity, makes all of the investment decisions for Purchaser. Citadel Investment Group, L.L.C. (‘‘CIG’’) is the general partner of CLP. Kenneth Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. Tendering stockholders who are the record owner of their Shares and who tender their Shares directly to The Bank of New York, which is acting as the depositary in connection with the Offer (the ‘‘Depositary’’), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any such fees. Purchaser will pay the fees and expenses incurred in connection with the Offer of the Depositary and Innisfree M&A Incorporated, which is acting as the information agent in connection with the Offer (the ‘‘Information Agent’’). Purchaser is offering to purchase any and all Shares as one of the steps in gaining control of the Company. Following the Offer and the Call Closing (as defined in the Offer to Purchase), Purchaser intends to cause the Company to effect a reverse stock split of the outstanding Shares in a manner and in an amount that will result in Purchaser being the sole holder of the Shares, or in the event Purchaser is not the largest holder of Shares following the Offer, that will result in Shares ceasing to remain outstanding.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, JUNE 1, 2007 UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to a financing condition. Purchaser will not be required to accept for payment any Shares pursuant to the Offer, if (i) any waiting period (and any extension) applicable to the consummation of the Offer or the transactions contemplated by the Master Transaction Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act’’), has not expired or been terminated or (ii) there is any law, regulation or other requirement of any governmental authority restraining, enjoining or otherwise prohibiting or preventing the consummation of the Offer. See Section 15 — ‘‘Certain Conditions to the Offer’’ of the Offer to Purchase for a description of the conditions to the Offer.

The Offer is being made pursuant to the Master Transaction Agreement, dated as of May 3, 2007 (as it may be amended from time to time, the ‘‘Master Transaction Agreement’’), by and among the Company, NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and Purchaser. The Master Transaction Agreement is more fully described in Section 11 — ‘‘Terms of the Master Transaction Agreement and Other Material Agreements’’ of the Offer to Purchase.

The board of directors of ION has determined that the Offer is fair to, and in the best interests of, the holders of Shares and recommends that the holders of Shares accept the Offer and tender their Shares into the Offer.

For purposes of the Offer (including any Subsequent Offering Period, as described below), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting the payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) the certificates for such Shares or confirmation of a book-entry transfer of the Shares into the Depositary’s account at the Depositary Trust Company (the ‘‘Book-Entry Transfer Facility’’) pursuant to the procedures set forth in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares’’ of the Offer to Purchase; (ii) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 — ‘‘Acceptance for Payment and Payment’’ of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

The Master Transaction Agreement provides that Purchaser shall have the right to extend the Offer: (i) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the ‘‘SEC’’) or the staff thereof applicable to the Offer or (ii) any period required by applicable law, regulation or requirement of any governmental authority. The Company may also request that Purchaser extend the Offer for a period of up to 30 days for the purpose of satisfying (i) the requirements under any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or (ii) the waiting period requirements applicable to the Offer under the HSR Act. In addition, the Company may request that Purchaser extend the Offer beyond the date on which Shares are first accepted for payment in a ‘‘subsequent offering period’’ for three to twenty business days in accordance with Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’) (the ‘‘Subsequent Offering Period’’) and, upon such request, Purchaser shall extend the Offer for the Subsequent Offering Period. Purchaser also, at its own discretion, may extend the Offer for the Subsequent Offering Period if the Company has not requested the Subsequent Offering Period. If included, the Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender, but not withdraw, any Shares not tendered in the Offer. The Subsequent Offering Period, if it is included, is not an extension of the Offer, which would have already been completed. In accordance with Rule 14d-11 under the Exchange Act, Purchaser would be obligated to immediately accept and promptly pay for any and all Shares validly tendered as they are tendered during the Subsequent Offering Period.

Any extension, delay, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof, if required, consistent with the requirements of the SEC. Any announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. ‘‘Expiration Date’’ means 12:00 midnight, New York City time, at the end of Friday, June 1, 2007, unless and until Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of the Master Transaction Agreement, in which event the term ‘‘Expiration Date’’ shall mean the latest time and date on which the Offer, as so extended by Purchaser, expires.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless already accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 2, 2007 (except during the Subsequent Offering Period). For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares’’ of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following the procedures described in Section 3 — ‘‘Procedures for Accepting the Offer and Tendering Shares’’ of the Offer to Purchase at any time prior to the expiration of the Offer or during the Subsequent Offering Period, if any. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, any of Purchaser’s affiliates, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. In the event that Purchaser provides a Subsequent Offering Period, no withdrawal rights will apply to Shares tendered during this Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

Generally, stockholders will be subject to U.S. federal income taxation and applicable withholding when they receive cash from Purchaser in exchange for the Shares they tender in the Offer. All holders of Shares are strongly urged to consult their tax advisors as to the specific tax consequences to them of selling Shares pursuant to the Offer, including the applicability and effect of U.S. federal, state, local and other tax laws in their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

ION has provided Purchaser with ION’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on ION’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders Call Toll-Free at: (888) 750-5834
Banks and Brokers Call Collect at: (212) 750-5833

May 4, 2007